SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-28196

     (Check One)


[ ]  Form 10-K and Form 10-KSB    [ ]  Form 11-K

[ ]  Form 20-F                [x]  Form 10-Q and Form 10-QSB     [ ] Form N-SAR

     For Period Ended: March 31, 2001

[ ]  Transition Report on Form 10-K and Form 10-KSB

[ ]  Transition Report on Form 20-F

[ ]  Transition Report on Form 11-K

[ ]  Transition Report on Form 10-Q and Form 10-QSB

[ ]  Transition Report on Form N-SAR

[ ]  For the Transition Period Ended:___________________

     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I.
                             REGISTRANT INFORMATION

     Full name of registrant: WebLink Wireless, Inc

     Former name, if applicable: ______________________

     Address of principal executive office
     (Street and number):           3333 Lee Parkway, Suite 100

     City, state and zip code: Dallas, Texas 75219

                                    PART II.
                             RULE 12b-25 (b) AND (c)

    If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check appropriate box.)

|X|    (a)     The  reasons  described  in  reasonable  detail  in Part III of this form  could  not be  eliminated without unreasonable effort or expense;

|X|    (b)     The subject annual report, semi-annual report, transition
               report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III.
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     WebLink Wireless, Inc. (the "Company") seeks relief pursuant to Rule 12b-25(b) to file a late Form 10-Q. The Form 10-Q for the period ended March 31, 2001 could not be filed without unreasonable effort or expense and the subject quarterly report will be filed on or before the fifth calendar day following the prescribed due date of May 15, 2001.

     The Company's Form 10-Q could not be filed within the prescribed period because Weblink's management has been engaged on a full time basis in the negotiations for debtor-in-possession financing (as disclosed in a press release issued by the Company on May 13, 2001) and in preparations for its previously announced filing of a bankruptcy petition.

                                    PART IV.
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

         Frederick G. Anderson                   (214)    765-4536
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         (Name)                              (Area code) (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report(s).
                                               [ ]  Yes          [X]  No

          The Company's Report on Form 10-K for the period ended December 31, 2000 was filed fifteen days after the prescribed due date.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               [ ]  Yes          [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             WebLink Wireless, Inc.
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                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: May 15, 2001                      By:   /s/ Frederick G. Anderson
      ----------------                    ----------------------------
                                          Name:  Frederick G. Anderson
                                          Title: Vice President, General Counsel
                                                 and Secretary